================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                             ----------------------

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM _________________ TO _______________

                         COMMISSION FILE NUMBER 1-13011

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                     COMFORT SYSTEMS USA, INC. 401 (k) PLAN
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            COMFORT SYSTEMS USA, INC.
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056

================================================================================

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                               INDEX TO FORM 11-K
                      FOR THE YEAR ENDED DECEMBER 31, 2002



                                                                                            Page
Report of Independent Auditors.............................................................    2
Report of Independent Public Accountants...................................................    3

Audited Financial Statements
Statements of Net Assets Available for Benefits............................................    4
Statement of Changes in Net Assets Available for Benefits..................................    5
Notes to Financial Statements..............................................................    6

Supplemental Schedules
Schedule G, Part III - Schedule of Nonexempt Transactions..................................   11
Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)...........................   12
Signatures ................................................................................   13
Exhibit Index..............................................................................   14

                         REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Comfort Systems USA, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Comfort Systems USA, Inc. 401 (k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2002, and schedule of assets (held at end of year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP

Houston, Texas
June 18, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Comfort Systems USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Comfort Systems USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2001, and supplemental Schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               ARTHUR ANDERSEN LLP

Houston, Texas
May 16, 2002

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                   DECEMBER 31,
                                                                              2002              2001
                                                                       ------------------------------------

ASSETS
Receivables:
   Employer contributions                                                  $     232,098    $   1,277,115
   Participant contributions                                                     650,082          684,583
                                                                       ------------------------------------
Total receivables                                                                882,180        1,961,698
Investments                                                                   64,800,963       74,277,870
                                                                       ------------------------------------
Total assets                                                                  65,683,143       76,239,568

LIABILITIES
Corrective distributions                                                               -          285,156
                                                                       ------------------------------------
Net assets available for benefits                                          $  65,683,143    $  75,954,412
                                                                       ====================================



See accompanying notes.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2002

Additions:
   Employer contributions                                                              $       2,856,646
   Participant contributions                                                                   9,328,293
   Participant rollovers                                                                         328,313
   Investment income                                                                           1,034,431
                                                                                    -----------------------
Total additions                                                                               13,547,683

Deductions:
   Benefits paid to participants                                                              13,277,969
   Administrative expenses                                                                       186,633
   Net depreciation in fair value of investments                                              11,924,154
                                                                                    -----------------------
Total deductions                                                                              25,388,756

Other changes in net assets:
   Transfers from other qualified plans                                                        1,569,804
                                                                                    -----------------------

Net decrease                                                                                 (10,271,269)

Net assets available for benefits:
   Beginning of year                                                                          75,954,412
                                                                                    -----------------------
   End of year                                                                         $      65,683,143
                                                                                    =======================



See accompanying notes.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from Comfort Systems USA, Inc. (the "Company").

GENERAL

The Plan is a defined contribution plan established on October 1, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On February 11, 2002, the Company entered into an agreement with EMCOR Group, Inc. ("EMCOR"), to sell 19 operations. This transaction closed on March 1, 2002. Of the 19 operating units sold, 16 units were participating in the Plan. The affected participants' participation in the Plan ceased on March 1, 2002. Participants were eligible to participate in EMCOR's plan immediately. Upon termination, the affected participants had the option to either (a) enroll their account balances into Individual Retirement Accounts, (b) elect a lump-sum cash distribution, (c) leave their account balances in the Plan if the amount was greater than $5,000, or (d) roll their account balances into EMCOR's plan. Participants with outstanding loan balances could elect to make a plan-to-plan transfer of their entire account balances, including the loan balances, from the Plan to EMCOR's plan.

Effective September 1, 2002, the Company merged the River City Mechanical 401(k) Profit Sharing Plan and Trust into the Plan. Net assets of approximately $756,000 were transferred into the Plan on September 3, 2002, as a result of this merger.

Effective September 1, 2002, the Company merged the H&H Plumbing & Heating, Inc. Employee Benefit Plan into the Plan. Net assets of approximately $671,000 were transferred into the Plan on September 4, 2002, as a result of this merger.

Effective October 1, 2001, the Company merged the MDC Service Corporation 401(k) Retirement Plan into the Plan. Net assets of approximately $141,000 were transferred into the Plan on November 18, 2002, as a result of this merger.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. DESCRIPTION OF PLAN (CONTINUED)

ELIGIBILITY

Employees of the Company and its adopting subsidiaries are eligible to participate in the Plan on the first day of each quarter coincident with or following their date of hire. Participants become eligible to receive the Company's discretionary matching contribution after the completion of one year of service, as defined by the Plan.

CONTRIBUTIONS

Participants may contribute up to 15% of their eligible compensation on a pre-tax basis, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

Each adopting subsidiary may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the adopting subsidiary. Additional discretionary contributions may be made at the option of each adopting subsidiary. No discretionary contributions were made for the year ended December 31, 2002. Certain participants whose services are covered by the federal, state or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law, profit-sharing contributions.

Participants direct the investment allocation of all contributions.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance less the participant's highest outstanding loan balance during the preceding 12 months. The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid up to 10 years. The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

VESTING

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon. Participants are 100% vested in employer contributions plus earnings upon attainment of age 59 1/2, death, or disability. Participants whose service terminates prior to age 59 1/2 for reasons other than retirement, death, or disability are eligible to receive accumulated employer contributions, if any, and interest thereon based on years of continuous service. A participant is 20% vested in employer contributions after one year and an additional 20% for each year thereafter. Forfeitures of nonvested contributions may be used to reduce future employer contributions or to pay administrative expenses of the Plan.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. DESCRIPTION OF PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon plan termination, each participant would become 100% vested in their account balances.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.


INVESTMENT VALUATION

Effective October 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company ("CGLIC") (a CIGNA company). The contract includes the CIGNA Guaranteed Income Fund, which is invested in CGLIC's general portfolio and is recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions will normally be made immediately; however, CIGNA may exercise their contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for CIGNA to invoke this deferral provision. The rate of credited interest for any period of time will be determined by CGLIC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The average yield was approximately

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

4.10% and 4.93% for the years ended December 31, 2002 and 2001, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) was 3.85% and 5.00% as of December 31, 2002 and 2001, respectively.

The contract also includes pooled separate accounts which are stated at fair value. CGLIC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Company common stock is stated at fair value based on quotations obtained from national securities exchanges. Participant loans are stated at cost, which approximates fair value.

3. INVESTMENTS

CIGNA Bank & Trust Company, FSB (formerly, CG Trust Company) is the Plan's trustee. Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                   DECEMBER 31,
                                                                              2002              2001
                                                                       ------------------------------------
CIGNA Guaranteed Income Fund                                             $    22,384,933  $    20,064,362
CGLIC pooled separate accounts:
   Balanced I Fund                                                             4,934,811        5,724,548
   Charter Growth & Income/Multi-Manager Fund                                  2,459,433        4,030,613
   S&P 500 Index Fund                                                          3,193,496        4,026,526
   Large Cap Value/John A. Levin & Co. Fund                                    3,414,576        4,391,739
   Large Cap Growth/Putnam                                                     6,252,439        8,022,294
   Small Cap Growth/Times Square Fund                                          3,758,697        5,641,339
   Fidelity Advisor Equity Growth Account                                      2,874,976        4,398,023
   INVESCO Dynamics Account                                                    3,110,613        4,699,452
   Janus Adviser Worldwide Account                                             3,549,973        5,787,118

During 2002, the Plan's investments (including investments bought, sold, and held during the plan year) depreciated as follows:

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                               2002
                                                                                        -------------------
Common stock                                                                              $       157,817
Pooled separate accounts                                                                       11,766,337
                                                                                        -------------------
                                                                                          $    11,924,154
                                                                                        ===================

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. INCOME TAX STATUS

The Plan has not requested a determination letter from the Internal Revenue Service (the "IRS") stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. SUBSEQUENT EVENTS

Effective January 1, 2003, the Company merged the Quality Air, Heating & Cooling, Inc. 401(k) Plan and Trust into the Plan. Net assets of approximately $8,090,000 were transferred into the Plan on January 7, 2003, as a result of this merger.

Effective January 1, 2003, the Company merged the MJ Mechanical 401(k) Plan into the Plan. Net assets of approximately $4,585,000 were transferred into the Plan on January 28, 2003, as a result of this merger.

Effective May 1, 2003, the Company temporarily suspended the Company match for all highly compensated employees, as defined by the IRS.

                     COMFORT SYSTEMS USA, INC. 401 (k) PLAN

            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS


                             EIN: 76-0526487 PN: 001
                          Year ended December 31, 2002

                             RELATIONSHIP TO PLAN,                                                          CURRENT       NET GAIN
      IDENTITY OF             EMPLOYER, OR OTHER                                                COST OF      VALUE        (REPAID
    PARTY INVOLVED            PARTY-IN-INTEREST        DESCRIPTION OF TRANSACTIONS               ASSET      OF ASSET     INTEREST)*
-----------------------------------------------------------------------------------------------------------------------------------
Comfort Systems USA, Inc.    Employer/Plan Sponsor     Loan to the employer in the form
                                                         of late remittance of participant
                                                         deferrals for various pay periods
                                                         from August 1, 2000 to December
                                                         31, 2001.                              $  12,301    $15,321       $3,020

Comfort Systems USA, Inc.    Employer/Plan Sponsor     Loan to the employer in the form of
                                                         late remittance of participant
                                                         deferrals for various pay periods
                                                         from April 30, 2002 to September
                                                         30, 2002.                                 38,204     41,416        3,212


    *The interest was repaid to the Plan during 2002.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN

        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                             EIN: 76-0526487 PN: 001
                                December 31, 2002

   IDENTITY OF ISSUE,
  BORROWER, LESSOR, OR
     SIMILAR PARTY                              DESCRIPTION OF INVESTMENT                            CURRENT VALUE
------------------------------------------------------------------------------------------------------------------
*Comfort Systems USA, Inc.    569,492 shares of common stock                                          $ 1,907,798
*CGLIC(1)                     CIGNA Guaranteed Income Fund (general account)                           22,384,933
*CGLIC(1)                     S&P 500 Index Fund (pooled separate account)                              3,193,496
*CGLIC(1)                     Fidelity Advisor Equity Growth Account (pooled separate account)          2,874,976
*CGLIC(1)                     INVESCO Dynamics Account (pooled separate account)                        3,110,613
*CGLIC(1)                     Balanced I Fund (pooled separate account)                                 4,934,811
*CGLIC(1)                     Large Cap Growth/Putnam (pooled separate account)                         6,252,439
*CGLIC(1)                     Charter Growth & Income/Multi-Manager Fund (pooled separate account)      2,459,433
*CGLIC(1)                     Large Cap Value/John A. Levin & Co. Fund (pooled separate account)        3,414,576
*CGLIC(1)                     Small Cap Growth/Times Square Fund (pooled separate account)              3,758,697
*CGLIC(1)                     Janus Adviser Worldwide Account (pooled separate account)                 3,549,973
*CGLIC(1)                     Lifetime 20 Fund (pooled separate account)                                  657,584
*CGLIC(1)                     Lifetime 30 Fund (pooled separate account)                                  949,242
*CGLIC(1)                     Lifetime 40 Fund (pooled separate account)                                  940,495
*CGLIC(1)                     Lifetime 50 Fund (pooled separate account)                                  712,144
*CGLIC(1)                     Lifetime 60 Fund (pooled separate account)                                  127,669
*CGLIC(1)                     International Blend/Bank of Ireland Fund (pooled separate account)          120,397
*CGLIC(1)                     Large Cap Growth/Dresdner RCM Fund (pooled separate account)                669,068
*CGLIC(1)                     Mid Cap Value/Wellington Management Fund (pooled separate account)          362,639
*CGLIC(1)                     Small Cap Value/TCW Fund (pooled separate account)                          206,214
*CGLIC(1)                     Global Value/Morgan Stanley Fund (pooled separate account)                  143,384
*Participant loans            Varying maturity dates and interest rates ranging from 5.75% to 13.00%    2,070,382
                                                                                                      -----------
                                                                                                      $64,800,963
                                                                                                      ===========

(1) Connecticut General Life Insurance Company (an indirect, wholly owned subsidiary of CIGNA)

*Party-in-interest

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                       COMFORT SYSTEMS USA, INC. 401(k) PLAN


                                       By: /s/ J. GORDON BEITTENMILLER
                                           ----------------------------------
                                           J. Gordon Beittenmiller
                                           Executive Vice President and
                                           Chief Financial Officer of
                                           Comfort Systems USA, Inc.
                                           401(k) Investment Committee Member

Date: June 27, 2003

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION OF EXHIBITS
-------           -----------------------

  23.1        --  Consent of Independent Auditors.
  23.2        --  Information Regarding Consent of Arthur Andersen LLP.
  99.1        --  Certification of William F. Murdy pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
  99.2        --  Certification of J. Gordon Beittenmiller pursuant to Section
                  906 of the Sarbanes-Oxley Act of 2002.


14